

avenue group inc
AVNU

October 27, 2005

H. Roger Schwall, Assistant Director
Mark A. Wojciechowski, Staff Accountant
Securities and Exchange Commission
Washington, DC 20549

Re: File No. 000-30543

Dear Mr. Schwall:

On behalf of Avenue Group, Inc., we are hereby sending you a response in draft form with respect to the Commission's letter dated September 2, 2005 (the "Commission Letter") regarding the Company's Form 10-QSB for the quarter ended March 31, 2005 and the Form 10-KSB for the year ended December 31, 2004.

If you have any questions regarding this matter, please do not hesitate to contact Robert Poley who is handling this on behalf of Avenue Group at (720) 771-0483 or me at (888) 612-4188 extension #4.

We thank you in advance for the expeditious handling of this matter.

Very truly yours,

Levi Mochkin
President, CEO Avenue Group

Cc: Robert Poley
David Lubin
Andrew Freund

405 Lexington Ave 26th Fl
New York, NY 10174
(888) 612-4188
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avenue group inc

October 27, 2005

Mark A. Wojciechowski
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010
Fax: 202-772-9369

Dear Mr. Wojciechowski:

Thank you for your September 2, 2005, letter commenting on our financial statements. We respond to your comments below. For your convenience we have restated your comments in italics above each response.

<u>Form 10-KSB for the Fiscal Year ended December 31, 2004</u>

<u>Critical Accounting Estimates, page 23</u>

1.   *You have identified several items you regard as critical due to the estimates and assumptions involved in the valuation of these items. Your current disclosure appears to be more descriptive of general accounting policies utilized, rather than the uncertainties underlying your specific estimates and assumptions. Please revise your disclosures to address the following:*

- *reasons you consider the items identified to be critical,*
- *material assumptions underlying your critical estimates,*
- *analysis of the uncertainties involved, in terms of the variability in earnings and cash flow, that is reasonably likely to result in resolution,*
- *analysis of how the facts and circumstances underlying your critical estimates compare to those associated with past estimates, and the degree of accuracy with which you have made these estimates in the past, and*
- *analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.*

    You should provide both quantitative and qualitative disclosure when material to investors, and identify instances where you have changed assumptions and estimates in the past, and explain how these changes impacted your financial statements. Please refer to FRC Section 501.14 if you require further guidance.

Response:

We will restate our financials statements to record the ROO Group, Inc. stock at 100% of the closing price at the balance sheet date.

We will revise the disclosure to read:

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods. Areas

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where significant estimation judgments are made and where actual results could differ materially from these estimates are:

    A. The fair value of our investment in ROO.
    B. The impairment loss and carrying amount of our investment in the Turkish oil joint venture.
    C. The assumptions used in calculating the fair value of our stock options issued using the Black-Scholes pricing model.

The above items are critical because they are substantial assets or expense and their measurement requires complex, subjective reasoning. Should future events occur in different ways than the assumptions about those events we used in developing the estimates, we will have to modify our estimates to conform to such future information. Such modifications could be material.

We utilized the following material assumptions in making the above estimates, respectively:

    A. We owned 46,160,483 shares of ROO Media (now ROO Group, Inc.) as of December 31, 2004. We recorded the carrying amount of its investment at the closing price of $0.06 per share of ROO Media's common stock as of December 31, 2004.
    B. On the amounts related to our Turkish oil joint venture, in the year ended December 31, 2004, we recorded an impairment loss of $1,545,035 in connection with licenses that had either lapsed or been relinquished. This impairment loss included a charge of $1,296,703 in connection with our Tosun License (acquired in 2002 under the Farmin Participation Agreement with the Sayer Group) in Turkey following the expiration of a previous extension granted in connection with the license as well as an impairment charge of $248,332 following a reallocation of its investment in oil leases to account for the retroactive reduction in its participation interest in the Karakilise license to 15%. We had $3,213,594 remaining carrying value on the property at December 31, 2004. The remaining carrying value assumes that our Karakilise well will be commercial and that our remaining undeveloped acreage will be successfully developed.
    C. In calculating the fair value of our stock options issued using the Black-Scholes pricing model, we used the assumptions reported in financial statement Note 2(L).

The above estimates involve the following uncertainties, respectively:

    A. The market for ROO Group common stock is illiquid, the ROO Group stock is thinly traded, the stock held by us is currently restricted common stock and our investment is illiquid because it has a significant ownership block in ROO Group of approximately 25% of the outstanding common stock. These factors create uncertainty as to the actual value of our ROO Group stock. We are unable to determine the variability in earnings and cash flow that is likely to result in resolution. Such resolution will be determined by the value of the securities at the time of their disposition. This will be primarily determined by the success of lack thereof of the future operations of ROO Group.
    B. The remaining carrying value of the oil and gas property in Turkey has uncertainty in that it is dependent on the results of our future exploration and development of the property. The variability in potential future earnings and cash flow of the property is quite wide and cannot be predicted.
    C. The Black-Scholes pricing model we used in calculating the fair value of our stock options has inherent uncertainty which has been widely discussed in the financial press. Authorities on the pricing model are much more able than we to comment on the variability in earnings and cash flow that is reasonably likely to result in resolution.

The facts and circumstances underlying our critical estimates of A. and B. above do not compare to those associated with past estimates because:
    A. The primary determinate of the value of ROO Group securities is the performance of ROO Group. Past performance is likely not to be indicative of future performance.

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B. We had taken an impairment charge on our Turkish oil and gas property prior to the 2004 charge. The prior charge was made based on significantly different facts and circumstances than the 2004 charge.

Comparability of our estimates based on the Black-Scholes model is a function of the mechanisms of the model and the accuracy of the assumptions used in processing the model. We are not authorities on the use of the model. We have processed it with the best information available to us. Authorities on the pricing model are more able than we to comment on the comparability of our current estimates to our estimates in the past.

We have changed assumptions and estimates in the past when facts and circumstances have called for such changes. The best example is the recording of the 2004 impairment charge on our Turkish oil and gas property discussed above. During 2004 prior to recording the charge the facts and circumstances had caused us to conclude that we had no impairment. At the time we recorded the charge the facts and circumstances had changed as reported above, such that we recorded the charge as reported above.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-9

(G) Investment and Oil and Gas Operations, page F-10

2. *Although you state that you account for your investment in Turkish oil leases "under the cost method of accounting," further details of your methodology are necessary to discern the extent to which it corresponds to one that is acceptable under GAAP. As you may know, current GAAP literature allows for two different methods of accounting for oil and gas producing activities. You may utilize either the full cost method described in Rule 4-10(c) of Regulation S-X, which would require that you disclose information incremental to that you have presented in your filing; or the successful efforts method described in SFAS 19. The disclosure requirements set forth in SFAS 69 apply under either method. Please revise your disclosures to describe in greater detail the method of accounting you are applying to your oil and gas operations.*

Response:

We have adopted the successful efforts method of accounting for our oil and gas operations. We will amend our December 31, 2004 Form 10-KSB, and our March 31, 2005 and June 30, 2005 Forms 10-QSB. The amendments will include the SFAS 69 disclosures. Also, we will revise Note 2, Section G in the financial statements in our December 31, 2005 Form 10-KSB to read:

(G) Investment and Oil and Gas Operations

We follow the successful-efforts method of accounting for oil and gas property. Under this method of accounting, we capitalize all property acquisition cost and cost of exploratory and development wells when incurred, pending determination of whether the well has found proved reserves. If an exploratory well does not find proved reserves, we charge to expense the cost of drilling the well. We include exploratory dry hole cost in cash flow from investing activities within the cash flow statement. We capitalize the cost of development wells whether productive or nonproductive. We had no exploratory well cost that had been suspended for one year or more as of December 31, 2004. As of December 31, 2004, we had drilled one well, the Karakilise 1, on which we anticipate that we may have found commercial quantities of oil and gas. The data on the well is quite preliminary and we have not yet determined if we have found proved reserves.
We expense as incurred geological and geophysical cost and the cost of carrying and retaining unproved property. We provide depletion, depreciation and amortization (DD&A) of capitalized cost of proved oil and gas property on a field-by-field basis using the units-of-production method based upon proved reserves. In computing DD&A we take into consideration restoration, dismantlement and abandonment cost and the anticipated proceeds from equipment salvage. We apply the pro-

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visions of Statement of Financial Accounting Standards No. 143 (Statement 143), Accounting for Asset Retirement Obligations, which provides guidance on accounting for dismantlement and abandonment cost. In late 2004 we produced a small quantity of hydrocarbons from the Karakilise 1 well. We recorded DD&A on the well using a rough estimate of reserves we believe the well will produce.

We review our long-lived assets for impairment when events or changes in circumstances indicate that an impairment may have occurred. In the impairment test we compare the expected undiscounted future net revenue on a field-by-field basis with the related net capitalized cost at the end of each period. We will calculate expected future cash flow on all proved reserves using a 15% discount rate and escalated prices. Should the net capitalized cost exceed the undiscounted future net revenue of a property, we will write down the cost of the property to fair value, which we will determine using discounted future net revenue. We will provide an impairment allowance on a property-by-property basis when we determine that the unproved property will not be developed.

Sales of Producing and Nonproducing Property — We will account for the sale of a partial interest in a proved property as normal retirement. We will recognize no gain or loss as long as this treatment does not significantly affect the unit-of-production depletion rate. We will recognize a gain or loss for all other sales of producing properties and include the gain or loss in the results of operations.

We will account for the sale of a partial interest in an unproved property as a recovery of cost when substantial uncertainty exists as to recovery of the cost applicable to the interest retained. We will recognize a gain on the sale to the extent that the sales price exceeds the carrying amount of the unproved property. We will recognize a gain or loss for all other sales of nonproducing properties and include the gain or loss in the results of operations.

<u>Note 3 – Investment in ROO Group, Inc., page F-14</u>

3.   *Please describe to us the nature of operations for Bickhams Media, Inc. and Videodome Networks, Inc. As part of your description, include a discussion of whether the two entities are considered a business for accounting purposes. Also explain how you accounted for your interest in VideoDome prior to its disposition.*

Response:

Bickhams Media, Inc. had one asset: the stock of VideoDome. The business of VideoDome is described in the *VideoDome Networks, Inc.* section, Item I, Business, page 14, of the December 31, 2004, Form 10-KSB. The two entities are considered a business for accounting purposes. As stated in Form 10-KSB financial statement Note 2 (A), Principles of Consolidation, "The consolidated financial statements include the accounts of ...VideoDome which was a 50% subsidiary until its sale on September 10, 2004." That is, we consolidated Bickhams and VideoDome into the Avenue Group consolidated financial statements until the September 10, 2004 sale.

4.   *Please expand your disclosure to include a tabular presentation of the calculation you made in determining the gain on sale of discontinued operations of $584,874, including the book value of the subsidiary conveyed. Reconcile the total value assigned to the various elements, which you indicate includes a cash component, to the corresponding figure identified in its entirety as non-cash on page F-8.*

Response:

On page F-8 we inadvertently included the entire $728,000 as the non-cash proceeds of the sale. The $728,000 included $300,000. We will change the F-8 amount of $728,000 to $428,000. We will expand our disclosure in the notes by including after the last paragraph of Note 6 (Discontinued Operations) the below tabular presentation of the calculation we made in determining the gain on sale of discontinued operations of $584,874, including the book value of the subsidiary conveyed.

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The elements of the $584,874 gain are:

Cash	$300,000
4 million shares of restricted ROO Media common stock	140,000
Assumed Note	288,000
Total consideration	728,000
Net Assets of Video Dome	(143,126)
Gain on Disposition	$584,874

4.   *(Continued) Given that the value you ascribed to the shares of ROO Media received in the various transactions described would have presumably included the value of the registration rights accompanying those shares, explain the reasons you believe it is appropriate to recognize a $105,000 gain upon receiving an additional 13,000,000 shares in exchange for releasing ROO Media of the registration requirement.*

Response:

The statement in the 2nd paragraph of Note 3 that we received "an additional 13,000,000 shares of ROO Media's restricted common stock..." included a typographical error. The number of shares was 3,000,000, not 13,000,000. We will correct the statement.

We concur that the value we ascribed to the shares of ROO Media received in the various transactions described included the value of the registration rights accompanying those shares. We inadvertently did not consider this in recognizing a $105,000 gain upon receiving the additional 3,000,000 shares in exchange for releasing ROO Media of the registration requirement. We have now concluded that we should not have recognized the gain. We will restate the financial statements to remove the gain, applying the credit instead to additional paid-in capital.

4.   *(Continued) On a related point, since you retained an indirect interest in the assets transferred to ROO Media by way of your 25 percent equity interest in that entity, it is not clear that you have relinquished the rights and rewards of ownership. Tell us the accounting literature that you have relied upon in calculating the gains, and which you believe supports the method of accounting that you have applied.*

Response:

SAB Topic 5E, *Accounting for Divestiture of a Subsidiary or Other Business Operation*, states in part,

When the facts and circumstances are such that there is a continuing involvement by the seller in the business, recognition of the transaction as a divestiture for accounting purposes is questionable. Such continuing involvement may take the form of effective veto power over major contracts or customers, significant voting power on the board of directors, or other involvement in the continuing operations of the business entailing risks or managerial authority similar to that of ownership.

The facts and circumstances described in the above paragraph, calling for non-recognition of the divestiture, do NOT apply to Avenue's sale of Bickhams Media and VideoDome. Avenue has no continuing involvement in the business of Bickhams Media / VideoDome. We have zero control over major contracts and customers, and certainly not effective veto power. We have no seat on the board of directors, and certainly not significant vot-

405 Lexington Ave 26th Fl
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avenue group inc

ing power on the board of directors. We have zero involvement in the continuing operations of the business entailing risks or managerial authority similar to that of ownership.

Our ongoing ownership of the common stock of ROO Group, Inc. is an investment in a marketable security only, and is accountable in accordance with GAAP for such investments. In the sale of Bickhams Media and VideoDome, we transferred all of the risks and rewards of ownership of those assets to the buyers. Our accounting for the divestiture was correct.

5. *We note that you have applied a discount of 50 percent from market value in recording your investment in ROO Media, which takes into account several factors. We generally believe that quoted market prices or, if unavailable, prices based on proximate private placements, are the best estimate of fair market value and should be used if available. Tell us how you determined that your calculation resulted in an appropriate valuation of the ROO Media shares; provide us with a detailed explanation of how you arrived at the discount applied to each factor identified.*

Response:
We have concluded that we should have used the full quoted market price as the best estimate of fair market value for our investment in ROO Group. We will restate our financial statements accordingly.

6. *Explain the reasons you believe the accounting policy you describe on page F-10, indicating that your ROO Group securities are characterized as available for sale, and reported at market value, complies with the guidance in footnote 2 to paragraph 3(a) of SFAS 115, which generally excludes restricted stock from the provisions of SFAS 115. Under these circumstances, we would ordinarily expect your restricted stock to be recorded at historical cost under the provisions of APB 18.*

Response:

The restriction on the ROO Group stock is a Rule 144 restriction only. Given the acquisition dates of the stock and the fact that we have no role in the management or direction of ROO Group, the 144 restriction on the stock is effectively less than one year as of December 31, 2004. Accordingly, for the purposes of applying paragraph 3(a) of Statement 115, the stock in not "restricted".

<u>Note 9 – Capitalization, page F-18</u>

(B) Common Stock, page F-18

7. *Expand the disclosure surrounding the Langley Park Investment Trust to include a detailed explanation of the purpose, underlying economics, and current status of the transaction and your relationship with the Langley Park Investment Trust. Address the reasons for the decline in value of Langley stock that caused you to take an impairment charge of approximately $9.4 million, representing an 85 percent decline in value, against your investment less than six months from its origination. Explain how you are accounting for the value guarantee mentioned, and quantify the effects that are reflected in your financial statements.*

Response:

We have concluded that our accounting at December 31, 2004, for the Langley shares escrow was not sufficient. When the Langley transaction was entered into the escrowed shares had the character of a contingent asset in accordance with FAS 5. Also, the underlying asset of the escrow is an equity security, so the *Current Text-Accounting Standards* Topic I80, Investments, is relevant. The escrowed shares aren't Held-to-Maturity be-

405 Lexington Ave 26th Fl
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avenue group inc

cause Held-to-Maturity is limited to debt securities. Trading securities are only securities held for the purpose of being sold in the near term. That certainly isn't the escrowed shares. I80 says that all investments not classified as either Held-to-Maturity or Trading are Available-for-Sale securities (even though the phrase "available for sale" is not descriptive of the escrow). Available-for-Sale securities are reported at fair value.

A key element in accounting for the escrow is the fact that the controlling factor is the market price of the Avenue Group common stock (AVNU). For Avenue Group, AVNU stock is not an investment but is the company itself. The market price of AVNU is a function of the company's financial position, results of operations, future opportunity and prospects, and investor perception. The sharp drop in the AVNU price in 2004 after the Langley transaction indicates that the drop is Other-than-Temporary, as addressed in *Current Text* Topic I08, Impairment, paragraph 120, Impairment of Investments. The paragraph states that,

> If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value...and the write-down shall be included in earnings (that is, accounted for as a realized loss). The new cost basis shall not be changed for subsequent recoveries in fair value. Subsequent increases in the fair value...shall be included in other comprehensive income...; subsequent decreases in fair value, if not an other-than-temporary impairment, also shall be included in other comprehensive income.

Based on the above we have concluded that at December 31, 2004, we should write down the escrowed Langley shares to the market value of the portion of the shares to be retained at the end of the two year period as if the December 31, 2004, AVNU price were the price at the end of the two year period. In subsequent periods we should follow the accounting provided in Topic I08, paragraph 120.

In actuality the obligation to return the shares isn't a decline in value but a liability and expense. Rather than a write-down we have a liability. But the calculation is a bit easier to follow if it is computed as a write-down.

Below we calculate the expense in recording the December 31, 2004, liability for the potential forfeiture. The Other-Than-Temporary nature of the drop in the AVNU stock was clear by December 31, 2004. The escrow contains 3,028,635 shs of Langley stock, 50% of the 6,057,269 shs issued in 2004. The controlling AVNU price is $0.2270. The December 31, 2004, closing AVNU price was 5 cents. So if the two year return date had been December 31, 2004, Avenue would have had to return 17.7/22.7 (22.70 cents – 5 cents = 17.7) of the escrowed shares: 17.7/22.7 * 3,028,635 = 2,361,535 Langley shs for the liability. The London Stock Exchange Langley stock (LPI) closing December 31, 2004, price was 14 pence. At December 31, 2004, the exchange rate was 1 GBP to $1.92660, so we have an LPI 12-31-04 price of $0.269724. On 2,361,535 shs, that is $636,963, a December 31, 2004, charge to loss on investment in Langley stock.

We will carve out the escrowed shares as a separate restricted long-term asset, going short-term when we get to less than one year from the date of required transfer back to Langley.

We will redo the calculation at each balance sheet date from December 31, 2004, on. As the shares expected to be forfeited change each quarter, we will get an adjustment to other comprehensive income, unless we conclude that we have another other-than-temporary decline.

We will expand the Note 9 (B) disclosure regarding the Langley Park Investment Trust to read:

In July 2004, we entered into an agreement with a newly formed London-based investment trust, Langley Park Investment Trust ("Langley") for the sale in a private placement of 48,458,149 shares of our common stock in exchange for 6,057,269 ordinary shares of Langley valued at (pound) 1.00 per share or $11 million. The Langley shares are listed on the London Stock Exchange with the symbol LPI. The shares we acquired in the trans-

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action are freely saleable by us, subject to the escrow provisions described below. As part of the transaction, Langley entered into a "lock-up" agreement with us pursuant to which it has agreed not to trade our shares that it received as a result of this transaction for a period of two years from the closing date of the sale. Fifty percent of the shares issued by Langley to us will be held in escrow for two years following the closing. In the event the price per share of our common stock at such time is less than it was at the time of the closing, $0.22.7 per share), Langley will be entitled to receive out of escrow a percentage of our shares from escrow equal to the percentage of such decline. The remaining Langley shares held in escrow will be released to us at such time. Subsequent to the Langley transaction closing the price of our common stock dropped significantly, to $0.05 per share at December 31, 2004. We have determined that at December 31, 2004, the drop in the price of our stock was other than temporary. In accordance with FASB Statement 5, and *Current Text-Accounting Standards* Topic 180, Investments, and Topic 108, Impairment, we recorded a $636,963 liability for the probable return to Langley of a portion of the escrowed shares as if the December 31, 2004, price of our common stock were the price at the end of the two year escrow period. We expensed the charge for the liability to loss on investment in Langley stock. In future periods we will recompute the liability for the probable return of escrowed shares and will get the adjustment to other comprehensive income, unless we conclude that we have another other-than-temporary decline.

At the date of the stock exchange agreement, the Langley investment shares were valued at $11.8 million. Based on the subsequent decline in the market price of these shares, we recorded an impairment loss of $9,366,355. Langley's assets consist almost entirely of micro cap securities of companies including ours and companies similar to us. We cannot assure that any of these companies will be successful. Much of our working capital during 2005 has been generated through the sale of Langley shares. Under the terms of our agreement, we have no guarantees as to the price of the Langley Investment shares and no right to receive additional shares based on the decline in the value of the investment. It is possible that the value of these shares may decline further in the future, in which event the value of our restricted investment will be reduced further, and the benefit to our financial position may be substantially reduced or eliminated. Also see Note 2(D).

Note 13 – Subsequent Events, page F-23

Separation Agreement, page F-23

8.   *Expand your disclosure concerning the Separation Agreement with Mr. Herzog to include a detailed explanation of the purpose and underlying economic reasons that you agreed to surrender 12,500,000 ROO Media shares, in addition to paying $125,000, to reacquire 10,000,00 (sic) shares of your common stock. Explain how you valued each component. Tell us the accounting literature that you believe supports gain recognition on the reacquisition of your common stock. Describe the facts and circumstances under which Mr. Herzog "agreed to resign" (identify the reasons he was asked to resign). Also explain the purpose of structuring the arrangement in a manner that called for you and Mr. Herzog to exchange $125,000 payments; tell us the dates that your payment was withdrawn from your account, and the cash receipt was deposited to your account.*

Response: We have concluded that we should not have recognized gain on the reacquisition of our common stock. The $4,388 recorded as gain was not material. We will remove the discussion of the gain from our amended March 31, 2005 Form 10-QSB. We will expand our disclosure in our December 31, 2004 Form 10-KSB to read as shown below. On February 7, 2005 we paid the $125,000 to an escrow account. On February 10, 2005 we received the $125,000 from Mr. Herzog through an escrow account.

Expanded disclosure, marked to show changes:

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Separation Agreement

On February 7, 2005, Jonathan Herzog, our former Executive Vice President and a member of our Board of Directors agreed to resign from all positions he held with us and our subsidiaries. Beginning in 2004 and continuing into early 2005, significant disagreements in management style and philosophy about our direction and business had developed between and among certain members of management and Mr. Herzog. The parties agreed that it was no longer feasible for them to continue to work together. Mr. Herzog was not asked to resign and he was not terminated for cause; a separation was mutually decided upon to address the aforesaid disagreements.

In connection with his resignation, we entered into a Separation Agreement and General Release with Mr. Herzog pursuant to which we agreed to pay Herzog $92,250 in cash to cover certain deferred compensation owed to Herzog and to satisfy the parties' respective obligations under his employment agreement with us. In other elements of the Agreement, we repurchased 10,000,000 shares of our common stock from Eurolink International Pty. Ltd. ("Eurolink"), a company affiliated with Mr. Herzog's family, for which we paid Eurolink $125,000. We also sold Mr. Herzog 12,500,000 shares of the common stock of ROO which we owned, for which Mr. Herzog paid us $125,000. The purpose of this exchange was to divest Mr. Herzog directly and indirectly of all of his interest in our common stock, as part of a mutual desire for Mr. Herzog's total separation from us, and to provide Mr. Herzog shares of stock in ROO in lieu thereof, in an amount that was approximately equal to the market value of Eurolink's 10,000,000 shares of our common stock. As of April 18, 2005, we owned 33,660,483 shares of ROO, or approximately 17% of its outstanding shares.

Form 10-QSB for the Fiscal Quarter Ended Mar 31, 2005

General

9.   *We believe that you will need to amend your interim report on Form 10-QSB, along with your Form 10-KSB, in order to fully address the concerns raised in the comments included in this letter. However, we ask that you contact us to discuss these matters prior to filing your amendments at your earliest convenience. Further, as you have not filed your second quarter report on Form 10-QSB, we wish to remind you of your reporting obligations under Rule 13a-13 of Regulation 13A.*

Response:

We will discuss with you the matters addressed in this letter. We will then amend our December 31, 2004, Form 10-KSB and our March 31 and June 30, 2005, Forms 10-QSB.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Risk Factors, page 2

10.   *It does not appear that nay of your management has any practical experience in the oil and gas industry. Provide a risk factor stating this risk and impact it may have on your results.*

Response

Our management has extensive experience in the oil and gas industry. As reported in Item 10 of our December 31, 2004, Form 10-KSB, Mr. Norman Singer is a director and full-time consultant to us. Mr. Singer has over 25 years of experience in the oil and gas industry. Prior to becoming our director and consultant, Mr. Singer for the past 25 years served as an executive of the Pexco Group of Companies, serving both as general counsel to the Group's U.S. investment activities and as chief executive of Pexco N.V. and Pextech Oil, Inc., both of which are domestic and international oil exploration companies.

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Mr. Singer, a graduate of Columbia Law School and the Fletcher School of Law and Diplomacy, has had a long and distinguished career in both the international and domestic oil industry. He began his career as international counsel to Oceanic Exploration Company in 1969 after serving with the Ford Foundation in East Africa. Prior to leaving Oceanic he rose to Executive Vice President and General Counsel. In 1980 he left to found Pextech Energy Company, a Houston based oil and gas exploration and production company and two years later, Anadarko Land & Exploration Company, a sister company based in Tulsa, Oklahoma. Subsequently, he served as Chairman and CEO of Pexco, N.V. an international exploration company with offices in Los Angeles and in southeast Asia.

The Company, page 7

11.   *You state that you made your first commercial oil discovery in September 30, 2003 on Karakilise license. However, under MD&A you state it is only a potentially commercial discovery and that due to the limited amount of geological information available there has been no determination made as to any reserve estimates. Revise your document so as to not give the impression you have made a commercial discovery when you have not.*

Response:

We will revise our disclosure to state that although we believe that our Karakilise 1 well will be commercial, the data available were too preliminary to make a determination of proved reserves as of December 31, 2004. We anticipate that by the time we file our December 31, 2005 Form 10-KSB we will have sufficient data to make a determination of proved reserves. We will include the required disclosures of our reserves in that filing.

General

12.   *Revise your document to include all the requirements of Industry Guide 2 and FASB 69.*

Response:

We will amend our filings to include all the requirements of Industry Guide 2 and FASB 69.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

405 Lexington Ave 26th Fl
New York, NY 10174
(888) 612-4188
www.avenuegroupinc.com



In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- *the company is responsible for the adequacy and accuracy of the disclosure in the filing;*
- *staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and*
- *the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.*

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation finance in our review of your filing or in response to our comments on your filing.

Response:

The management of Avenue Group, Inc. hereby acknowledges that:

- We are responsible for the adequacy and accuracy of the disclosure in all of our filings with the Commission;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
- We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,



Levi Mochkin
President and Chief Executive Officer
Avenue Group, Inc.

405 Lexington Ave 26th Fl
New York, NY 10174
(888) 612-4188
www.avenuegroupinc.com